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                            September 21, 2021

       Adam Rothstein
       Executive Chairman
       890 5th Avenue Partners, Inc.
       14 Elm Place, Suite 206
       Rye, NY 10580

                                                        Re: 890 5th Avenue
Partners, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 8,
2021
                                                            File No. 333-258343

       Dear Mr. Rothstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 8, 2021

       Questions and Answers about the Business Combination and the Special Meeting
       What happens if a substantial number of the public stockholders..., page xx

   1. We note your response to prior comment 3. Please revise your disclosure to explain that non-redeeming
shareholders may suffer additional dilution in connection with the business combination as
a result of securities that are not impacted by the volume of redemptions. Also
address the cumulative amount of dilution investors could suffer if they decide not to redeem
and the impact of each significant component of that dilution.
 Adam Rothstein
FirstName LastNameAdam     Rothstein
890 5th Avenue Partners, Inc.
Comapany 21,
September Name890
              2021 5th Avenue Partners, Inc.
September
Page 2    21, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of 890
Contractual Obligations, page 173

2. We note your response to prior comment 4. Please revise your disclosure to explain that the per-share impact of the underwriting fee will increase for each non-redeeming shareholder.
Executive Summary, page 189

3. We note your revised disclosures in response to prior comment 17. Please clarify whether
         Time Spent includes time spent on your other third-party platforms. In this regard, on page 45 you refer to several other third-party platforms that you depend on to provide access to your content. If the other platforms are not included in this measure, revise to explain what this measure does not include and why as well as the impact that has on the usefulness of the measure. Refer to SEC Release No. 33-10751.
4. In your response to comment 18 you state that you use Time Spent as the primary measure to monitor traffic and the overall level of engagement with your content. You also disclose on page 48 that your financial performance is significantly determined by the success in increasing traffic and the overall level of engagement with your content. Please explain further how Time Spent monitors traffic or revise to include a metric that measures traffic, such as the number of users or visitors. In this regard, while Time Spent may indicate level of engagement, it is unclear how this measure provides insight into the traffic of your users or visitors.
Results of Operations
Comparison of results for the three and six months ended June 30, 2021 and 2020 Revenue, page 192

5. In your response to prior comment 19, you indicate that you primarily consider total impressions sold by platform, pricing by platform and product mix to understand changes in audience monetization, but you do not evaluate such measures on an aggregate basis and therefore did not quantify the changes. Since you do evaluate impressions sold and pricing by platform, please revise to quantify the change, or the percent change, in these measures by platform to provide a better understanding and clearer evaluation of the underlying factors that impacted your results. Further, regarding "product mix", please revise to further explain what this means in regards to its impact on revenue for these periods. Refer to SEC Release No. 33-10751.
6. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.
         In this regard, you indicate that the increase in advertising revenue during the period ended June 30, 2021 was due to both higher pricing and the increase in the number of direct sold and programmatic impressions. Similarly, you refer to an increase in revenue during fiscal 2020 due to an increase in ad impressions sold, which was offset by a
 Adam Rothstein
890 5th Avenue Partners, Inc.
September 21, 2021
Page 3
      decrease in pricing. Please revise your disclosures regarding changes in both revenue and expenses as necessary. Refer to Item 303 of Regulation S-K and Section III.D of SEC
      Release No. 33-6835.
BuzzFeed, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 12 Stockholders' Equity, page F-54

7. We note your revised disclosure in response to prior comment 21. Please further revise to include the amount of compensation expense that will be recognized upon the occurrence of the Two-Step Merger. Also, revise pro forma note (EE) to disclose the amount of unrecognized compensation expense related to the 8.1 million RSUs whose liquidity condition will not be satisfied by the Two-Step Merger.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



                                                           Sincerely,
FirstName LastNameAdam Rothstein
                                                           Division of
Corporation Finance
Comapany Name890 5th Avenue Partners, Inc.
                                                           Office of Technology
September 21, 2021 Page 3
cc:       Jason Sanderson
FirstName LastName